SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 11, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), CVM Resolution No. 44 of August 23, 2021, and CVM Resolution No. 80 of March 29, 2022, as amended, in line with corporate governance best practices, hereby updates its shareholders, investors and the market in general on its long-term estimates of operational expenditure in its pulp business.

1.Long-term estimates of operational expenditure in Suzano’s pulp business

The long-term outlook for the operating performance of the Company’s pulp business expected for 2027 considers the following drivers in relation to the estimate disclosed earlier: (i) inflation adjustment estimated for 2026 and the variation in inflation indices (IPCA, INPC and IGPM) observed in 2025 related to the forecast for that year; (ii) exchange rate variation; and (iii) updates related to operational costs and management initiatives aiming for greater structural competitiveness.

In view of the above, Suzano updates its estimated total operational expenditure to R$1,983 per tonne in 2027. This estimate takes into account the following operational expenditures: pulp production cash cost (including scheduled downtimes) of R$787 per tonne; logistics, selling and administrative costs and expenses of R$677 per tonne; and maintenance capex of R$520 per tonne.

The above estimates reflect actual amounts and do not consider expectations or assumptions regarding inflation or exchange variation for 2027. The estimates also consider the operation of the Ribas do Rio Pardo unit with an increased capacity of approximately 2.7 million tonnes per year.

2.Period projected and period of validity of estimates of total operational disbursement in Suzano’s pulp business

The period projected covers the evolution in the operating performance of the Company’s pulp business over the next two years, and the above amounts are expected to be achieved in 2027.

3.Update of Reference Form

The Company also clarifies that item 3 of the Reference Form will be duly updated within the deadline set in CVM Resolution 80/22.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency with its shareholders, investors and the market and will keep them adequately informed of any significant change in the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, December 11, 2025.

Marcos Moreno Chagas Assumpção
Vice President - Finance and Investor Relations